August 2012
Pricing Sheet dated August 24, 2012 relating to Preliminary Terms No. 300 dated August 20, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Buffered PLUS Based on the Performance of a Basket of Seven Commodities due February 27, 2014
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – AUGUST 24, 2012
Issuer:	Morgan Stanley
Issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	August 24, 2012
Original issue date:	August 29, 2012 (3 business days after the pricing date)
Maturity date:	February 27, 2014
Aggregate principal amount:	$3,695,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	Brent blend crude oil (“brent”)	CO1	20%	$113.59
	Copper	LOCADY	15%	$7,600.50
	Gasoline RBOB (“gasoline”)	XB1	15%	$3.078
	Gold	GOLDLNPM	15%	$1,667.00
	Sugar	SB 1	15%	19.58¢
	Soybean Meal	SM1	10%	$533.40
	Wheat	W 1	10%	867.50¢

*Bloomberg symbols are being provided for reference purposes only. The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange.

Payment at maturity:
▪      If the basket performance factor is greater than 100%, meaning the basket has appreciated:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪      If the basket performance factor is less than or equal to 100% but greater than or equal to 90%, meaning the basket has declined in value by an amount less than or equal to the buffer amount of 10%:
$1,000
▪      If the basket performance factor is less than 90%, meaning the basket has declined in value by an amount greater than the buffer amount of 10%:
($1,000 x basket performance factor) + $100
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment due at maturity on the Buffered PLUS be less than $100 per Buffered PLUS.

Maximum payment at maturity:	$1,220 per Buffered PLUS (122% of the stated principal amount)
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	140%
Minimum payment at maturity:	$100 per Buffered PLUS (10% of the stated principal amount)
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Basket performance factor:	The sum of the products of, with respect to each basket commodity: [final basket commodity price / initial basket commodity price] x weighting
Valuation date:	In respect of each basket commodity, February 24, 2014, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Buffer amount:	10%
Interest:	None
CUSIP / ISIN:	617482P40 / US617482P406
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Terms continued on the following page
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$1,000	$20	$980
Total	$3,695,000	$73,900	$3,621,100
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 300 dated August 20, 2012
Prospectus Supplement for PLUS dated August 17, 2012
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Buffered PLUS Based on the Performance of a Basket of Seven Commodities due February 27, 2014 Buffered Performance Leveraged Upside SecuritiesSM

Terms continued from previous page:
Commodity price:
For any trading day:

Brent:  the official settlement price per barrel of Brent blend crude oil on the ICE Futures Europe of the first nearby month futures contract, stated in U.S. dollars, as made public by the ICE Futures Europe on such date.

Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.

Gasoline:  the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX of the first nearby month futures contract, stated in U.S. dollars, as made public by NYMEX on such date.

Gold:  the afternoon fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date.

Sugar:  the official settlement price per pound of deliverable-grade sugar cane on ICE Futures U.S. of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by the ICE Futures U.S. on such date.

Soybean meal: the official settlement price per ton of deliverable-grade soybean meal on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. dollars, as made public by CBOT on such date.

Wheat: the official settlement price per bushel of deliverable-grade wheat on the CBOT of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.

Relevant exchange:	Brent: ICE Futures Europe Copper: LME Gasoline RBOB: NYMEX Gold: LBMA Sugar: ICE Futures U.S. Soybean meal: CBOT Wheat: CBOT
Initial basket commodity price
The commodity price for the applicable basket commodity on the pricing date. See “Basket―Initial basket commodity price” above.
If any initial basket commodity price for any basket commodity as finally made available by the relevant exchange differs from any initial basket commodity price specified in the final pricing supplement, we will include the definitive initial basket commodity price in an amended pricing supplement.

Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.

August 2012	Page 2